SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No X

Q2’23 Earnings Results

I. Performance in Q2 2023 – IFRS Consolidated Financial Data

(Unit: KRW B)

Item	Q2 22	Q1 23	Q2 23	QoQ	YoY
Quarterly Results
Revenues	5,607	4,411	4,739	7%	-15%
Operating Income	-488	-1,098	-881	N/A	N/A
Income before Tax	-512	-1,475	-877	N/A	N/A
Net Income	-382	-1,153	-699	N/A	N/A

II. IR Event of Q2 2023 Earnings Results

1. Provider of Information: IR Team

2. Participants: Investors, Securities analysts, etc.

3. Purpose: To present Q2’23 Earnings Results of LG Display

4. Date & Time: 02:00PM on July 26, 2023 (KST)

5. Venue & Method: Earnings release conference call in Korean/English

- Please refer to the website of LG Display Co., Ltd. at
www.lgdisplay.com/eng

6. Contact Information

1)
Head of IR:

Suk Heo, Director, Head of IR Division (82-2-3777-1010)

2)
Main Contact for Disclosure-related Matters:

Seunghyun Lee, IR Manager, IR Team (82-2-3777-1010)

3)
Relevant Team: IR Team (82-2-3777-1010)

III. Remark

i.
Please note that the presentation material for Earnings Results is accessible on the website of
LG Display Co., Ltd. at www.lgdisplay.com/eng
ii.
Please note that the financial data included are prepared on a consolidated IFRS basis.
iii.
Financial data for Q2’23 are unaudited. They are provided for the convenience of investors and can be subject to change.

Attached: Press Release

FOR IMMEDIATE RELEASE

LG Display Reports Second Quarter 2023 Results

SEOUL, Korea (Jul. 26, 2023) – LG Display today reported unaudited earnings results based on consolidated K-IFRS (International Financial Reporting Standards) for the three-month period ending June 30, 2023.

• Revenues in the second quarter of 2023 increased by 7% to KRW 4,739 billion from KRW 4,411 billion in the first quarter of 2023 and decreased by 15% from KRW 5,607 billion in the second quarter of 2022.

• Operating loss in the second quarter of 2023 recorded KRW 881 billion. This compares with the operating loss of KRW 1,098 billion in the first quarter of 2023 and with the operating loss of KRW 488 billion in the second quarter of 2022.

• EBITDA profit in the second quarter of 2023 was 130 KRW billion, compared with EBITDA loss of
KRW 80 billion in the first quarter of 2023 and with EBITDA profit of KRW 662 billion in the second quarter of 2022.

• Net loss in the second quarter of 2023 was 699 KRW billion, compared with the net loss of KRW 1,153 billion in the first quarter of 2023 and with the net loss of KRW 382 billion in the second quarter of 2022.

LG Display recorded KRW 4.739 trillion in revenues and KRW 881 billion in operating loss in the second quarter of 2023.

LG Display witnessed reduced panel inventory levels across the industry’s overall ecosystem as inventory adjustments have continued in downstream industries, particularly focusing on TV and IT products, since last year. The company saw increased second-quarter demand for and shipments of mid- and large-sized panels, including for OLED TVs. As a result, area base panel shipments and revenues in the second quarter rose by 11% and 7%, respectively, compared with the first quarter.

LG Display’s performance improved in the second quarter compared with the previous quarter due to increased revenues and the company’s continuous efforts to reduce costs by innovating its cost structure, strengthening inventory management, and improving operational efficiency.

Panels for TVs accounted for 24% of revenues in the second quarter, while panels for IT devices including monitors, laptops, and tablet PCs accounted for 42%, panels for mobile and other devices accounted for 23%, and panels for automobiles accounted for 11%.

LG Display will make all-out efforts to advance its business structure centered on its market-to-order business and plans to expand the proportion of its OLED businesses.

With respect to the company’s market-to-order business, which has maintained stable shipments and prices based on close partnerships with customers, LG Display plans to expand its share of total revenues from 40% to over 50% next year and over 70% within the next two to three years.

In its large-sized and small- and mid-sized businesses, the company will raise the proportion of OLED panels while strengthening competitiveness. Through this strategy, LG Display’s overall OLED revenue is expected to exceed 50% of its total revenues this year.

For its small- and mid-sized OLED businesses, LG Display will make full-fledged efforts to expand shipments of mobile devices by leveraging its increased production capacity. In addition, it is preparing for a robust mass production and supply system in 2024 based on its technological leadership in the IT OLED market.

In relation to its automotive display business, the company will further strengthen its position as a leading force in the market based on its differentiated technological competitiveness, which encompasses Tandem OLED and high-end LCDs, while focusing on expanding its revenue and securing more orders.

Regarding its large-sized OLED business, LG Display is strengthening its premium TV market position by capitalizing on OLED’s fundamental competitiveness. Furthermore, the company will actively pursue emerging markets such as the Gaming OLED and Transparent OLED sectors.

“Inventory adjustments that have continued in downstream industries since last year are believed to have made appreciable progress in the first half of the year. We anticipate a rise in demand for panels, driven by the recovery and soundness of inventory levels across the industry’s overall ecosystem, and expect to achieve a turnaround in profit in the fourth quarter owing to the expansion of our market-to-order business, including increased panel shipments for mobile products,” said Sung-hyun Kim, CFO and Senior Vice President at LG Display.

Kim added, “Although macroeconomic uncertainties still run high, we will make every effort to accelerate the advancement of our business structure and enhance our business performance while improving financial soundness.”

# # #

Earnings Conference Call

LG Display will hold a bilingual conference call in English and Korean on July 26, 2023 starting at 14:00 PM Korea Standard Time (KST) to announce the Second quarter of 2023 earnings results. Investors can listen to the conference call via http://irsvc.teletogether.com/lgdisplay/lgdisplay2023Q2_eng.php

About LG Display

LG Display Co., Ltd. [NYSE: LPL, KRX: 034220] is the world’s leading innovator of display technologies, including thin-film transistor liquid crystal and OLED displays. The company manufactures display panels in a broad range of sizes and specifications primarily for use in TVs, notebook computers, desktop monitors, automobiles, and various other applications, including tablets and mobile devices. LG Display currently operates manufacturing facilities in Korea and China, and back-end assembly facilities in Korea, China, and Vietnam. The company has approximately 69,656 employees operating worldwide. For more news and information about LG Display, please visit www.lgdisplay.com.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:

Brian Heo, Head of Investor Relations

Email: ir@lgdisplay.com

Media Contact:

Jun-hyuk Choi, Vice President and Head of Public Relations

Email: junechoi@lgdisplay.com

Joo Yeon Jennifer Ha, Manager, Global PR Team

Email: hjy05@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: July 26, 2023 By: /s/ Suk Heo

(Signature)

Name: Suk Heo

Title: Director / Head of IR Division